SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 333-75956

(Check one)

Form 10-K and Form 10-KSB Form 11-K

☒   Form 20-F Form 10-Q and Form 10-QSB Form N-SAR

For period ended September 30, 2006

Transition Report on Form 10-K and Form 10-KSB
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q and Form 10-QSB
Transition Report on Form N-SAR

For the transition period ended _______________

Read Attached Instruction Sheet Before Preparing Form. Please
Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________

PART I
REGISTRANT INFORMATION

Full name of registrant NS8 Corporation.

Former name if applicable ___________________________________

Address of principal executive office (Street and Number) 1420 Fifth Avenue, 22nd Floor
City, State and Zip Code Seattle, Washington 98101

PART II
RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

x	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x
(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006 cannot be filed within the prescribed time period because the Company on November 13, 2006, received comments from the SEC  regarding prior annual and quarterly reports that are relevant to the disclosures to be included in the current Form 10-QSB.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Ricardo Rosado	604	677-6994
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the
registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   X    Yes        No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
   Yes     X     No

NS8 Corporation.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2006         By: /s/ Ricardo Rosado
Ricardo Rosado
Chief Financial Officer